UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026 (Report No. 2)

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of IM Cannabis Corp. (the “Company”) consists of the Company’s: (i) Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2026, which are attached hereto as Exhibit 99.2; (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026, which is attached hereto as Exhibit 99.3; and (iii) a press release issued by the Company on August 13, 2026 titled “IM Cannabis Corp. Announces Second Quarter and First Half 2026 Financial Results”, which is attached hereto as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K, excluding Exhibit 99.4 and Exhibit 99.5 hereto, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-296637, 333–293236, 333-289571 and 333-288346) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

99.1 Press Release dated August 13, 2026
99.2 Interim Consolidated Financial Statements as of and for the six months ended June 30, 2026
99.3 Management's Discussion and Analysis for the six months ended June 30, 2026
99.4 Certification of Interim Filings by CEO dated August 13, 2026
99.5 Certification of Interim Filings by CFO dated August 13, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date: August 13, 2026	By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director